

November 28, 2011

Via E-mail
Mr. Robert S. Muff
Chief Accounting Officer
Furmanite Corporation
2435 North Central Expressway, Suite 700
Richardson, Texas 75080

> **RE:** **Furmanite Corporation**
> **Form 10-K for Year ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for Period ended September 30, 2011**
> **Filed November 8, 2011**
> **Response dated November 22, 2011**
> **File No. 1-5083**

Dear Mr. Muff:

We have reviewed your response letter dated November 22, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Period ended September 30, 2011

Financial Statements

Notes to the Financial Statements

Note 12. Business Segment Data and Geographical Information, page 17

1. We note your response to prior comment one. As you note in your response, ASC 280-10-50-31 requires that all significant reconciling items be separately identified and described. In this regard, it would appear that corporate transactions and eliminations/reversal of

transactions between reportable segments would each represent a significant reconciling item. We continue to believe that you should revise your disclosures to separately present and discuss each of these items in future filings. This can be done by presenting each of these items in separate columns or in another method that you determine is appropriate. Please show us in your supplemental response what the revisions will look like.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief